Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
CRH Medical Corporation
We consent to the use of our report dated March 11, 2020, with respect to the consolidated balance sheets of CRH Medical Corporation as of December 31, 2019 and December 31, 2018, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, incorporated herein by reference.
Our report dated March 11, 2020 refers to a change in accounting policy for leases as of January 1, 2019 due to the adoption of ASC 842 – Leases.

/s/ KPMG LLP
Chartered Professional Accountants

December 11, 2020
Vancouver, Canada